SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  July 12, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated July 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James Sinclair

Date:   July 12, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

Tanzanian Royalty Announces $25 million Bought Deal Offering to Expedite Development of Buckreef Gold Project in Tanzania

Tanzanian Royalty Exploration Corporation (TSX: TNX; NYSE-Amex: TRX) (the “Company”) is pleased to announce that it has entered into an underwriting agreement with Casimir Capital Ltd. (the “Underwriter”) whereby the Underwriter has agreed to purchase 4,237,289 units (the “Units”) of the Company on a bought deal basis at a price of US$5.90 per Unit, for sale to the public in Canada and the United States.  The offering is expected to provide the Company with aggregate gross proceeds of US$25 million.

The primary use of the funds will be for the completion of a full Feasibility Study on the Company’s advanced stage Buckreef Gold Project in Tanzania which hosts approximately 2.0 million ounces of 43-101 compliant resources at a 0.5 g/t cut-off grade. (See April 15, 2011 News Release for details).

The Company is currently in discussions with international consulting firms with respect to a turnkey price for the construction of plant and mine-related facilities at the Buckreef Project, said the Company’s President and CEO, James E. Sinclair. “We are not looking at a Cadillac operation - more of a Ford in fact - that will generate the returns that shareholders expect and deserve from such a robust gold mining project.”

According to Sinclair, “Buckreef is licensed for mining and in fact saw some commercial production as an underground producer during the 1980s. The permitting risk for Buckreef is minimal which is highly unusual for a project of this scope in this day and age,” he added.

In addition to the Buckreef Feasibility Study, some of the funds will be allocated to plant and equipment purchases for the mining of surface gravels at Buckreef and on the Company’s Kigosi and Lunguya prospects where gravel deposits of commercial interest are also indicated, Sinclair said. “If these projects unfold as expected they could be major cash generators to further development work at Buckreef” he suggested.

A major priority for the Company will be the initiation of exploration work along established mineral trends within the Buckreef Project area. Of particular interest is the Buckreef Eastern Porphyry area where the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres has yet to be fully evaluated.

Significant drill intercepts reported by previous operators within the Eastern Porphyry area  included 3.0 metres grading 22 g/t gold from RAB drilling. RC drilling at an average depth of 115 metres returned a peak grade of 18 metres averaging 6.58 g/t gold, 4.0 metres averaging 2.07 g/t gold, 3.0 metres grading 2.18 g/t gold, 2.0 metres averaging 8.81 g/t gold, and 5.0 metres grading 1.35g/t gold.

Each Unit consists of one common share (“Common Shares”) of the Company and one Common Share purchase warrant (“Warrants”) exercisable at a price of US$7.00 per warrant share for a period of two years following closing of the Offering.  The Units will be offered by way of a short form prospectus in the Provinces of British Columbia, Ontario and Alberta and will be offered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system.  The Offering is expected to close on July 18, 2011, and is subject to regulatory and listing approval.

In consideration for the services to be rendered by the Underwriter under the Offering, the Underwriter will receive a cash commission of 7% of the gross proceeds of the Offering and compensation warrants entitling the Underwriter to purchase, in the aggregate, that number of Common Shares that is equal to 7% of the aggregate number of Units sold pursuant to the Offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

“Joseph Kahama”

Joseph Kahama

President

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.